Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Equity LifeStyle Properties, Inc. for the registration of common stock, preferred stock, depositary shares representing preferred stock, warrants, rights, purchase contracts and units and to the incorporation by reference therein of our reports dated February 21, 2024, with respect to the consolidated financial statements and schedule of Equity LifeStyle Properties, Inc., and the effectiveness of internal control over financial reporting of Equity LifeStyle Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

February 27, 2024